UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 7, 2012

To:

Fernando Coloma Correa

Superintendent

Office of the Superintendent of Securities and Insurance (Superintendencia de Valores y Seguros)

Av. Libertador Bernardo O´Higgins 1449

Delivered

Ref.: Communication of ESSENTIAL FACT.

Dear Superintendent:

As established in Article 9 and in Article 10, part 2, of the Securities Market Law (Ley de Mercado de Valores), and in General Regulation 30, (la Norma de Carácter General N° 30), duly empowered, I hereby report the following ESSENTIAL FACT regarding LAN Airlines S.A. (“LAN”), Securities Registry Nº 306:

1. On January 18, 2011, LAN, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A. (“TAM”), TAM Empreendimentos e Participações S.A., and Messrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, and João Francisco Amaro signed contracts written in the English language, referred to as (a) Implementation Agreement, and (b) Exchange Offer Agreement (the “Executed Contracts”, including subsequent amendments thereto) containing the definitive terms and conditions for the proposed combination of LAN and TAM.

2. On December 21, 2011, shareholders’ meetings were held authorizing the merger of LAN with the companies Sister Holdco S.A. (“Sister Holdco”) and Holdco II S.A. (“Holdco II”), two companies incorporated specifically for the purposes of the proposed combination of LAN and TAM. If Holdco II successfully completes the first-step exchange offer for TAM shares (including those represented by TAM ADSs) contemplated by the Executed Contracts, each of Sister Holdco and Holdco II will merge with and into LAN (the “Mergers”) and LAN will be the surviving company of each Merger. Prior to the Mergers, Sister Holdco will hold TAM shares contributed by the controlling shareholders of TAM and Holdco II will hold TAM shares and TAM ADSs acquired in the exchange offer.

3. In accordance with the steps set forth in the Executed Contracts:

•

LAN and Itaú Corretora de Valores S.A. (“Itaú Corretora”), in its capacity as a depositary organization, made a request to the exchange authorities and stock exchange in the Federative Republic of Brazil, to wit, the Comissão de Valores Mobiliários (the “CVM”) and BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), for the registration of a Programa de Certificados de Depósito de Ações Ordinárias de Emissão by LAN, also known as a Brazilian Depositary Receipts (“BDRs”) program.

•

Furthermore, on February 27, 2012, LAN and Itaú Corretora signed a contract written in the Portuguese language referred to as Contrato de Prestação de Serviços de Emissão e Escrituração de BDRs, which, subject to receipt of the registration mentioned in the preceding paragraph, regulates the issuance of the BDRs and designates Banco Itaú Chile as the share custodian.

•

On May 7, 2012, the CVM granted authorization for the corresponding registration of the LAN BDR program, which was assigned the ticker symbol “LATM11”. Trading of the BDRs would commence on the business day following the completion of the Exchange Offer in Brazil (as defined in the following paragraphs).

•

Furthermore, Holdco II, LAN, and Banco Itaú BBA S.A., the latter acting through Itaú Corretora, made a request to CVM and BM&FBOVESPA for the registration of the offer for the exchange of TAM shares in Brazil initially for Holdco II shares and ultimately for LAN shares (as LAN will be the legal successor of Holdco II after the Mergers) in the form of BDRs, and cancellation of the registration of TAM as a company listed on the BM&FBOVESPA (the “Exchange Offer in Brazil”).

o	The terms and conditions of the Exchange Offer in Brazil will be reflected in the Edital de Oferta Pública de Permuta de Ações para Cancelamento de Registro de Companhia Aberta e Consequente Saída do Nível 2 de Governança Corporativa da BM&FBOVESPA regarding TAM (the “Edital”).

o	The Edital can be found in the websites www.lan.com, www.tam.com.br, www.latamairlines.com and www.cvm.gov.br.

•

On May 7, 2012, the CVM and BM&FBOVESPA granted authorization for the corresponding registration of the Exchange Offer in Brazil which, according to applicable regulations in Brazil, must commence within the following 10 days.

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This represents another important milestone in the implementation of proposed combination process between LAN and TAM, which is expected to be completed within the first half of 2012.

Sincerely,

Alejandro de la Fuente

Chief Executive Officer

LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer